Exhibit 21.1

List of Subsidiaries

Greenidge Generation Holdings Inc.’s subsidiaries are listed below.

Name of Subsidiary	Jurisdiction of Formation

Greenidge Generation, LLC	New York

Lockwood Hills, LLC	New York

Greenidge Solar, LLC	Delaware

Greenidge Pipeline, LLC	Delaware

Greenidge Pipeline Properties Corporation	New York

Greenidge Markets and Trading, LLC	Delaware

Greenidge Generation Blocker Inc.	Delaware

Greenidge Generation Holdings LLC	Delaware

Greenidge Secured Lending, LLC	Delaware